UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2026

Yizhen Zhao
President and Principal Executive Officer
Ark7 Properties Advance LLC
1 Ferry Building, Ste 201
San Francisco, CA 94111

Re: Ark7 Properties Advance LLC
Offering Statement on Form 1-A
Post-Qualification Amendment No. 9
Response Dated June 8, 2026
File No. 024-12443

Dear Yizhen Zhao:

We have reviewed your June 8, 2026 response to our comment letter and have the following comment.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 5, 2026 letter.

Response dated June 8, 2026
General

1. We note your response to our prior comment that Series #UZMTK interests remain unsold and available for purchase. Please revise your amended offering circular disclosure that series UZMTK is currently closed and the closed date is February 19, 2026 to indicate that the offering remains open, or advise.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Catherine De Lorenzo at 202-551-3772 or Ruairi James Regan at 202-551-3269 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Lynn Yang, Esq